Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table presents the computation of our ratio of earnings to fixed charges for each of the periods indicated (in thousands, except ratio).

	Fiscal Year Ended
	September 28, 2013	September 29, 2012	September 24, 2011	September 25, 2010	September 26, 2009
Earnings:
(Loss) income before provision for income taxes	$(1,192,961)	$(61,661)	$227,386	$(54,991)	$(2,154,130)
Fixed charges	287,245	146,358	121,472	133,603	142,400
Interest capitalized during the period	—	—	—	(25)	(372)
Amortization of capitalized interest	134	134	93	—	—

Total (losses) earnings	$(905,582)	$84,831	$348,951	$78,587	$(2,012,102)

Fixed charges:
Interest expense	$281,075	$140,287	$114,846	$127,107	$134,957
Interest capitalized during the period	—	—	—	25	372
Estimate of interest within rental expense	6,170	6,071	6,626	6,471	7,071

Total fixed charges	$287,245	$146,358	$121,472	$133,603	$142,400

Ratio of earnings to fixed charges (a)	—	—	2.87	—	—

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of our income (loss) before provision for income taxes plus our fixed charges. Fixed charges consist of interest expense, amortization of debt discount and debt issuance costs and an estimate of the interest portion of rental expense. Interest expense recorded on uncertain tax positions has been recorded in the provision for income taxes and therefore has been excluded from the calculation.

(a)	In fiscal 2013, 2012, 2010 and, 2009 we incurred losses from pre-tax continuing operations, and as a result, our earnings were insufficient to cover our fixed charges by $1.19 billion, $61.5 million, $55.0 million and, $2.15 billion, respectively.